Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

About Exelon Corporation

Exelon Corporation is one of the nation’s largest electric companies with more than $18 billion in annual revenues. Exelon’s family of companies includes energy generation, power marketing and energy delivery.

Exelon Generation has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. It is the largest owner/operator of nuclear plants in the United States.

Exelon delivers electricity to approximately 5.4 million customers in northern Illinois via ComEd and southeastern Pennsylvania via PECO, as well as natural gas to about 490,000 customers in the Philadelphia area via PECO. Exelon is headquartered in Chicago and trades on the NYSE under the ticker symbol EXC.

How We Rank

•	Exelon serves approximately 5.4 million electric customers.

•	Exelon ranked #134 in Fortune 500 and #1 in Gas & Electric Utilities.

•	Exelon ranked #7 in BusinessWeek magazine’s 2009 list of 50 top performing companies.

•	Exelon ranked #3 overall in Corporate Responsibility magazine’s 2010 list of “100 Best Corporate Citizens” in the climate change category.

•	Exelon named one of “America’s Best Companies” for 2009 by Forbes magazine.

Key Stats (2010)

•	Operating Revenues $18.6 billion

•	Assets $52.2 billion

•	Employees 19,214

•	U.S. Generating Resources/Capacity 25,619 MW

Operational Excellence

•	Exelon Nuclear plants achieved an average capacity factor of 93.9 in 2010, the eighth consecutive year capacity factor exceeded 93 percent.

•	Since the formation of Exelon in 2001, ComEd has reduced the frequency and duration of customer outages by 20 percent and 3 percent, respectively.

•	PECO’s 2010 customer satisfaction score was the highest on record and showed a 15-point improvement in the J.D. Power customer satisfaction study.

Vision

Exelon will be the best group of electric generation and electric and gas delivery companies in the United States – providing superior value for our customers, employees, investors and the communities we serve.

Goals

•	Keep the lights on and the gas flowing

•	Run the nuclear fleet at world-class levels

•	Capitalize on environmental leadership and clean nuclear energy

•	Create a challenging and rewarding workplace

•	Enhance the value of our generation

•	Build value through disciplined financial management

Values

•	Safety – for our employees, our customers and our communities

•	Integrity – the highest ethical standards in what we say and what we do

•	Diversity – in ethnicity, gender, experience and thought

•	Respect – trust and teamwork through open and honest communication

•	Accountability – for our commitments, actions and results

•	Continuous improvement – stretch goals and measured results

Leadership

•	John W. Rowe, Chairman and Chief Executive Officer, Exelon Corporation

•	Christopher M. Crane, President and Chief Operating Officer, Exelon Corporation; President, Exelon Generation

•	Frank M. Clark, Chairman and Chief Executive Officer, ComEd

•	Kenneth W. Cornew, Senior Vice President, Exelon Corporation; President, Exelon Power Team

•	Joseph Dominguez, Senior Vice President, Federal Regulatory Affairs, Public Policy and Communications, Exelon Corporation; Senior Vice President, State Governmental Affairs, Exelon Generation

•	Ruth Ann M. Gillis, Executive Vice President and Chief Administrative and Diversity Officer, Exelon Corporation; President, Exelon Business Services Company

•	Matthew F. Hilzinger, Senior Vice President and Chief Financial Officer, Exelon Corporation

•	Denis P. O’Brien, Executive Vice President, Exelon Corporation; President and CEO, PECO

•	Anne R. Pramaggiore, President and Chief Operating Officer, ComEd

•	William A. Von Hoene, Jr., Executive Vice President, Finance and Legal, Exelon Corporation

Environmental Commitment

Recognizing the urgent need to transition to a clean energy future, Exelon in 2008 launched an industry-leading business and environmental strategy to reduce our carbon footprint. Exelon 2020: A Low-Carbon Roadmap is an enterprise-wide package of initiatives to reduce, offset or displace more than 15 million metric tons of greenhouse gas emissions per year by 2020, an amount equivalent to Exelon’s carbon footprint in 2001, the company’s first full year of operation.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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